United States securities and exchange commission logo





                              November 18, 2022

       Khurram P. Sheikh
       Chief Executive Officer
       KINS Technology Group, Inc.
       Four Palo Alto Square, Suite 200
       3000 El Camino Real
       Palo Alto, CA 94306

                                                        Re: KINS Technology
Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 19,
2022
                                                            File No. 333-267938

       Dear Khurram P. Sheikh:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed October 19, 2022

       General

   1. Please update the accompanying financial statements and the related pro forma presentation through
the period ended September 30, 2022.
   2. We note that the parties negotiated the enterprise value of CXApp at $69 million, subject to adjustments.
Highlight that Inpixon purchased Design Reactor, Inc. and its CXApp software for a mix of
cash and stock valued at $45 million in 2020. Additionally, to provide appropriate
context for investors, disclose Inpixon's current market capitilization.
   3. In the summary section and in a Q&A, provide a complete description of the lock-up agreements, including
to whom each agreement applies, the respective durations, and the
 Khurram P. Sheikh
KINS Technology Group, Inc.
November 18, 2022
Page 2
         circumstances under which the lock-ups may be released. Clarify any differences between the lock-up agreements for Class A and Class C shares. We note, for example, that your
         Anchor Investor, BlackRock, is not a party to the Stockholder Support Agreement. Please clarify whether BlackRock is subject to any surviving lock-up agreement post-business combination and whether it is obligated to vote in favor of all of the proposals.
4. We note that Inpixon will receive the Distribution Tax Opinion regarding the intended tax treatment of the Distribution and certain related transactions, and that the Tax Matters
         Agreement will require KINS and CXApp to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion.
         Please confirm your intention to file the Distribution Tax Opinion as an exhibit to this registration statement. Additionally, please tell us whether counsel will provide a separate tax opinion to support the discussion of tax consequences to U.S. investors as set forth on page 229.
5. Given that the vast majority of Class A stockholders have already redeemed their shares, please disclose, if true, that as a result of such redemptions and the existence of the
         Support Agreements, Class B stockholders have a sufficient percentage of votes to approve the business combination.
6. We note that you filed a preliminary proxy statement in efforts to solicit stockholder approval to extend the life of the SPAC through June 15, 2023. Please update your Form
         S-4 to address this extension vote, the potential possible removal of the $5,000,001 net asset requirement, the Sponsor Loan to fund a bonus payment to non-redeeming stockholders, and the likelihood that further redemptions will concentrate more voting power with the Sponsor.
7. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the
FirstName LastNameKhurram P. Sheikh
       consequences of liquidation to investors, such as the losses of the investment opportunity
Comapany    NameKINS
       in a target        Technology
                   company,   any priceGroup,  Inc. in the combined company,
and the warrants,
                                         appreciation
       which
November    18,would  expire2 worthless.
                2022 Page
FirstName LastName
 Khurram P. Sheikh
FirstName LastNameKhurram
KINS Technology  Group, Inc. P. Sheikh
Comapany 18,
November  NameKINS
              2022    Technology Group, Inc.
November
Page 3    18, 2022 Page 3
FirstName LastName
Summary, page 30

8. Revise to clarify the difference between CXApp and Design Reactor. For example, when distinguishing between CXApp and Design Reactor in the questions and answers section, explain that Design Reactor was formerly doing business under the name CXApp, but in this registration statement, CXApp refers to the newly formed Delaware holding company.
9. Prominently disclose that the contemplated spin-off and subsequent merger are structured as a reverse Morris Trust transaction and that this structure is intended to result in a tax-
         efficient disposition of the current CXApp business for Inpixon and Inpixon shareholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure. Your description should include a discussion of the requirements of the Reverse Morris Trust transaction under Sections 355 and 368(a)(1)(D)
         of the Internal Revenue Code.
10. Address the risks to current KINS stockholders and to security holders of the combined company should the parties fail to meet the requirements to preserve the intended tax treatment. Disclose any indemnification provisions that will benefit Inpixon and Inpixon shareholders if the distribution and related transactions do not qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Further, describe the limitations to the combined company's operations and restrictions on future transactions that are necessary to preserve the intended tax treatment and discuss how these restrictions may impact the combined company's business.
11. We note the parties' intention that holders of CXApp Common Stock will own more than
         50% of the common stock of New CXApp immediately following the Merger. Please clarify how you will ensure that historic parent shareholders will own more than 50% of the vote and value of the post-business combination company.
12. With respect to the previous acquisition of Design Reactor, Inc. by Inpixon, please clarify how the spin-off and subsequent merger will impact the remaining shares subject to any
         Earn-Out Provision.
Risk Factors, page 53

13. Please add a risk factor to highlight that shares of post-business combination SPACs commonly decline in value. Your risk factor should address that the Sponsor and the
         Anchor Investor purchased shares at prices below the initial public offering price and may be incentivized to sell their shares. Similarly, the address that the CXApp stockholders prior to the merger may acquire shares below market carrying cost and may be incentivized to sell their shares. Any resulting sales may lower the trading price of the
         Class A common stock. Further, if the price declines below the $11.50 per share exercise price, it is unlikely warrants will be exercised and New CXApp will be unable to raise further proceeds from the warrants.
 Khurram P. Sheikh
KINS Technology Group, Inc.
November 18, 2022
Page 4
14. Please add a risk factor that addresses the substantial amount of public Class A stockholders that have already redeemed their shares prior to the stockholder vote to extend the termination date of the SPAC. Given that many of the remaining stockholders will be subject to lock-up agreements and may not be able to sell their shares on the
         Nasdaq, the public float and trading volume may be very small. As a result, the trading price of the Class A common stock may be volatile.
The Sponsor, its investors and its and their affiliates (which include members of the KINS Board and management) ..., page 66

15. The last sentence in this risk factor indicates that if KINS "is able to complete the Merger, the KINS Private Placement Warrants...will become worthless." If true, revise to reflect that the Private Placement Warrants will become worthless if the merger is not completed.
Unaudited Pro forma Condensed Combined Financial Information
Description of the Merger Agreement, page 90

16. Refer to the assumptions regarding the minimum and maximum redemption scenarios on page 91 and the table on the pro forma ownership of KINS common stock following the business combination on page 92. Please disaggregate in the table on page 92 the holdings of the Sponsor, BlackRock and related parties (including but not limited to
         Inpixon) so that the Sponsor's holdings of KINS Class A common stock are transparent and align with the descriptions of exchanges of its Class B common stock and certain forfeitures by Direct Anchor Investors as described in the foregoing assumptions and explanatory footnotes.
17. Please disclose why the Sponsor is receiving less shares of KINS Class A common stock in exchange for its Class B common stock under the minimum redemption scenario. Also, since the holders of Class B shares may exchange their shares into a number of Class A shares based on the redemption level, depending on whether they are the Sponsor or
         Direct Anchor Investors, provide us your analysis as to whether the Class B shares:
             should be classified as a liability under ASC 480-10-25-14. In this regard, it appears the Class B shares contain an unconditional obligation to issue a variable number of shares depending on variations in something other than the fair value of KINS
              Technology's equity shares.
             may contain an embedded feature that needs to be bifurcated and accounted for as a derivative. Refer to ASC 815-15-25-1 and ASC 815-40-15.
18. Refer to footnote (4) on page 92. Please provide additional context regarding the circumstances related to the Direct Anchor Investors' forfeiture to Sponsor of
       525,000
FirstName       shares of KINSP.
           LastNameKhurram      Class B Common Stock prior to closing.
                                  Sheikh
Comapany
19.  ReferNameKINS
           to footnoteTechnology
                       (5) on page Group,   Inc. provide historical background
information
                                    92. Please
     regarding
November       Inpixon's
         18, 2022  Page 4initial and existing interests in KINS.
FirstName LastName
 Khurram P. Sheikh
FirstName LastNameKhurram
KINS Technology  Group, Inc. P. Sheikh
Comapany 18,
November  NameKINS
              2022    Technology Group, Inc.
November
Page 5    18, 2022 Page 5
FirstName LastName
20. Refer to footnote (6) on page 92. With a view towards expanded disclosure, please explain the significance and intended consequence of the provision in the Sponsor's
         Agreement that the "total amount of shares of New CXApp Common Stock issued to
         CXApp Stockholders (as of immediately after consummation of the Distribution) at the
         Closing will exceed the total amount of shares of New CXApp Common Stock issued to all other parties at the Closing by one share."
Background to the Business Combination, page 127

21. Please provide more details of the circumstance and negotiations surrounding the $10 million cash contribution and why this term was first offered and later accepted. Further, please clarify whether there were discussions as to whether the final cash and cash equivalents balance at the time of the merger would solely be the $10 million cash contribution or if any of the approximately $5 million of cash as June 30, 2022 would also stay with the CXApp post-business combination.
Certain Projected Financial Information of the Enterprise Apps Business, page
141

22. On page 142, as part of your disclosure of the projections provided to and relied upon by
         KINS and the Board for purposes of its financial analyses, you reference both "actual" and projected December 31, 2022 revenues, adjusted EBITDA and gross margins. Please
         clarify whether the    actual    financial information is referring to
information as of
         December 31, 2021.
23. Please identify the specific dollar values of the projected 2022 and 2023 revenues and adjusted EBITDA. Additionally, revise to disclose all material assumptions that were used to formulate the projections, as distinguished from "the key elements" of the projections.
24. With respect to your reference to a 181% revenue growth rate to $6.3 million, which appears to refer to the growth rate from fiscal year 2020 to 2021 for revenues, please clarify whether this growth rate relates to the organic growth rate of the underlying products of Design Reactor, Inc. Your MD&A refers to this growth rate related to the acquisition of the CXApp in the second quarter of 2020.
25. Please provide more details, including specific forecasted unlevered cash flows by year that was provided by CXApp management, as to how GVS calculated the discounted cash flows. Similarly, clarify the EV/Revenue ratio used for the
calculation of CXApp   s was
         based on 22E and 23E figures, not 20E and 21E for the Selected Companies Analysis.
          Further, we note the comparable companies are significantly larger than Design
         Reactor/CXApp. Provide supplemental disclosure addressing any risk that the use of this sample of comparable companies may result in an inflated or overstated valuation.
 Khurram P. Sheikh
FirstName LastNameKhurram
KINS Technology  Group, Inc. P. Sheikh
Comapany 18,
November  NameKINS
              2022    Technology Group, Inc.
November
Page 6    18, 2022 Page 6
FirstName LastName
Opinion of KNAV P.A., page 144

26. We note that the description of the KNAV fairness opinion generally provides a list of what information the financial advisor considered, but does not provide detail of the methodology used to make this determination. Please revise this section to clarify the specific financial information and projections that were provided to KNAV and to provide detailed support for the ultimate conclusions reached, including the methods used.
Security Ownership of Certain Beneficial Owners and Management, page 187

27. Please disclose the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by the 5% stockholders.
28. For your post-business combination beneficial ownership table, we note that you indicate that it includes ordinary shares that are exercisable within 60 days of October 14, 2022 and underlying your public or private warrants. Please revise these figures to the most recent date practicable and clarify whether the KINS Capital LLC and BlackRock warrants are included in these totals.
Product Roadmap and Enhancements, page 195

29. The features listed in this section appear to be prospective in nature. Please clarify the timing of when you believe they will be available, or if they will be available within the next 12 months. Further, clarify whether you have sufficient funds to develop these features or clarify the amount of funding that is necessary to development them.
Market Size, page 197

30. Please disclose the sources of your industry statistics on page 197. We note you refer to
            research analysts,    but do not identify any of them here or on
page 6. Further, it is not
         clear if you are referring to an industry research entity or research analysts for the securities industry. If it is the latter, please clarify the source of where the research analyst obtained their industry statistics if it is not based on their own research.
Research and Development Expenses, page 198

31.      We note that your Research and Development costs exceed your Revenues.
Please
         provide more disclosure of how you conduct your Research and
Development
         activities and clarify the extent to which they or were shared with those of Inpixon and its
         IIOT business. Discuss whether the R&D expenses are expected to grow at a slower rate than your revenues and address any dependence on further financing. Khurram P. Sheikh
FirstName LastNameKhurram
KINS Technology  Group, Inc. P. Sheikh
Comapany 18,
November  NameKINS
              2022    Technology Group, Inc.
November
Page 7    18, 2022 Page 7
FirstName LastName
Intellectual Property, page 199

32. We note that Inpixon acquired the CXApp operations through the acquisition of Design
         Reactor and other entities since 2019, and Inpixon is retaining its Industrial Internet of
         Things (   IIOT   ) business. You reference that your mapping and
geolocation services
         incorporates Internet of Things technology. Please clarify the extent that you will share or license intellectual property that would be retained by Inpixon and be subject to your
         Separation and Distribution Agreement.
Certain Relationships and Related Party Transactions, CXApp, page 204

33. Please describe the services that may be performed under the Transition Services
         Agreement by either CXApp or Inpixon.
Management's Discussion and Analysis of our Financial Condition and Results of Operations for
Design Reactor, Inc. and Subsidiaries,
Key Factors Affecting Design Reactor's Results of Operations, page 204

34. Provide a more detailed description of your customer base, such as the number of customers from year to year and any concentration in geographic location, size, or industry. Additionally please clarify whether your management uses any key metrics to evaluate customer growth or penetration.
Validity of Common Stock, page 251

35. Please clarify whether the legal opinion will also opine on the validity of the Class C common stock that will be issued as part of this registration statement.
KINS Technology Group Inc.
Notes to Condensed Financial Statements - June 30, 2022 (Unaudited)
Note 1. Description of Organization and Business Operations, page F-25

36. Please update your disclosure to include the terms of the redemptions, including but not limited to the number of shares redeemed and redemption price per share, that were conducted in connection with the Charter Amendment to extend the date by which the
         Company has to consummate a business combination from June 17, 2022 to December 16,
         2022. We refer to the redemptions of Class A shares depicted on table on page F-30.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Khurram P. Sheikh
KINS Technology Group, Inc.
November 18, 2022
Page 8

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameKhurram P. Sheikh
                                                          Division of
Corporation Finance
Comapany NameKINS Technology Group, Inc.
                                                          Office of Technology
November 18, 2022 Page 8
cc:       Michael Mies, Esq.
FirstName LastName